

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





June 11, 2007

Ms. Patricia Hall
Managing Director
Hallmark Capital Corporation
230 Park Avenue, Suite 2430
New York, NY 10169

Re: Hallmark Capital Corporation

Dear Ms. Hall:

This is in response to your letter dated February 26, 2007. As an initial matter, we note that the staff of the Division of Market Regulation, as a matter of policy, does not provide advice regarding ongoing activity.

Nonetheless, based on the general descriptions of the activities included in your letter, it appears that Hallmark Capital Corporation ("HallCap") would be required to register with the Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. For additional information, you may wish to refer to the Division of Market Regulation's "Guide to Broker-Dealer Registration," posted on the Commission's website at http://www.sec.gov/divisions/marketreg/bdguide.htm, and to the staff's letter to Country Business, Inc., dated November 8, 2006, at http://www.sec.gov/divisions/marketreg/mr-noaction/cbi110806.htm. You may also wish to refer to the American Bar Association's publication, Report and Recommendations of the Task Force on Private Placement Broker-Dealers, published in The Business Lawyer in May 2005.[1]

We express no view with respect to other questions HallCap's activities may raise, including the applicability of any other provision of the federal securities laws, any state law, or any self-regulatory organization rules. Before continuing with the activities described in your letter, you should consult with private counsel familiar with the federal securities laws to obtain legal advice as

[1] The staff expresses no view on this publication, citing it solely as one example of private counsels' views.

to how the above issues should be resolved in your particular circumstances. Private counsel would be in a position to advise you on the basis of a more thorough understanding of your activities.

Sincerely,



Catherine McGuire
Chief Counsel

Hallmark Capital Corporation
230 Park Avenue Suite 2430
New York, NY 10169
(212) 661-4141

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Securities Exchange Act of 1934
Section 15

February 26, 2007

Catherine McGuire, Esq.
Chief Counsel and Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for No Action Letter – Finder Activities

Dear Ms. McGuire:

With regards to Hallmark Capital Corporation, a Delaware Corporation ("HallCap"), we request assurance that the staff of the Division of Market Regulation (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission under Section 15(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") for HallCap's engagement in the activities described in this letter without registering as a broker-dealer pursuant to Section 15(b) of the Exchange Act.

Background: HallCap

HallCap is a financial consultant and finder for small businesses that assists the owners of businesses in raising capital, facilitates mergers and acquisitions and provides strategic business consulting services. Before the commencement of any assignment, HallCap informs the client that it is not a broker-dealer. HallCap does not act as an agent for the client company and does not effectuate transactions for the account of others. At no point does HallCap offer to sell securities to or solicit investment funds from the general investing public.

Assistance in Raising Capital

HallCap assists small businesses with revenues under $25 million with their debt and equity capital needs. In the case of equity capital, HallCap assists the client company by preparing a confidential information summary describing the business, identifying broker-dealer firms that might be interested in working with the company and arranging meetings leading to an engagement of the broker-dealer by the client company to raise capital. Once the broker-dealer is engaged, it has control of and oversight over all significant aspects of any securities transaction, including investor solicitation and execution of the transaction.

In the case of a client company's bank debt needs, HallCap identifies bank lenders that might have an interest in the client company's industry, prepares a confidential information summary describing the business, assists the client with the loan application process and arranges meetings leading to the extension of bank credit facilities to the client company.

HallCap is compensated with a modest upfront retainer and a fee based on the outcome of the transaction. The primary reason for this arrangement is to enable an otherwise financially-strapped small business client company to benefit from HallCap's services without having to pay for those services unless and until the assignment is successful and a transaction providing funds takes place. Due to the small size of the client company and its inability to attract small amounts of capital on its own, it often takes HallCap hundreds of hours of work over many months before a transaction is completed.

At no point does HallCap handle the securities or funds of others.

Assistance with Mergers and Acquisitions

HallCap assists small businesses with revenues under $25 million with mergers and acquisitions. If a client company owner wants to sell his business, HallCap prepares a confidential information summary describing the business, identifies companies that might be interested in buying the client company, qualifies their interest in and ability to pay the owner's asking price and arranges exploratory meetings between the buyer and seller. If serious interest is expressed by the buyer and accepted by the seller, the client company's attorney spearheads any negotiations leading to definitive agreements and the execution of a transaction.

If a client company is interested in acquisitions, HallCap and the client company identify possible acquisition targets. HallCap conducts preliminary information gathering interviews, which include a discussion of the proposed asking price/terms, and prepares an acquisition profile on the target company for the purpose of preliminary screening, i.e., determining if the client company is interested in taking a serious look at the possible acquisition target given the expected asking price/terms. If the client company is seriously interested in pursuing the acquisition target after this preliminary screening process, the client company's legal counsel spearheads any negotiations leading to definitive agreements and the execution of a transaction. All merger and acquisition transactions involve a single buyer.

HallCap is compensated with a modest upfront retainer and a fee based on the outcome of the transaction. The primary reason for this arrangement is to enable an otherwise financially-strapped small business client company to benefit from HallCap's services without having to pay for those services unless and until the assignment is completed, which is under the control of, and at the sole discretion of, the client company. HallCap often provides hundreds of hours of work over many months before a transaction is completed.

At no point does HallCap act as agent for the client company, effectuate transactions for the account of others, handle the securities or funds of others, or bind either party to the transaction. Rather, HallCap plays the role of a consultant bringing to bear its knowledge and expertise to identify and evaluate merger and acquisition targets.

Strategic Business Consulting Services

HallCap assists both small businesses with revenues under $25 million, as well as larger corporate clients including Fortune 500 firms, with strategic business consulting services intended to advance the client company's overall business and strategic objectives. Services include strategic planning, advice with respect to business and management issues, and assistance with formulating and implementing corporate marketing and general public relations strategies.

HallCap is compensated with pre-negotiated fixed fees paid over the term of the engagement. At no point is HallCap involved in effectuating transactions for the account of others.

Request for No Action

In summary, HallCap does not engage in the activities of a broker-dealer, does not effectuate transactions for the account of others, does not take a central role in the negotiations leading to a completed transaction, does not act as an agent on behalf of the client company and does not solicit investment funds from the general public. HallCap does receive transaction-based compensation, but the primary reason for this arrangement is to enable the small company client to afford to retain the services of HallCap without any obligation to close on a transaction. Absent this arrangement, the small business owners we serve would be unable retain the professional services that would enable them to be successful in raising capital and in mergers and acquisitions.

HallCap acts as a finder and plays a very limited role in the execution of a transaction once the preliminary exploratory process has been completed and the parties have expressed serious interest in pursuing a possible transaction.

We do not believe that a regulatory problem exists, but on occasion, we are questioned about the possible need for regulatory oversight, including registration as a broker-dealer, an action that we do not believe is necessary given the limited scope of our activities.

We respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act for HallCap's engagement in the activities described in this letter without registering as a broker-dealer pursuant to Section 15(b) of the Exchange Act.

Sincerely,

Patricia Hall
Managing Director

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